November 1, 2023

Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7553

Attention: David Plattner and Brian Soares

Re: Edison International

Schedule TO-I/A filed October 25, 2023

File No. 005-41447

Ladies and Gentlemen:

We, Edison International (the “Company”), are submitting this letter in response to the below comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 26, 2023, relating to the above referenced Schedule TO-I/A filed on October 25, 2023.

Important, page i

1.

We note your response to prior comment 1 and your revised disclosure that “the Company intends to issue new securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities in order to maintain the Company’s balance sheet strength.” Please expand your response to describe any planned issuances of securities, with a view to explaining more specifically (beyond “maintaining the balance sheet”) why the Company is repurchasing these securities with the intent to issue “a similar amount of equity content” thereafter. Refer to paragraphs (a) and (c) of Item 1006 of Regulation MA.

The disclosure has been revised on pages i, 2, 3, 9, and 15 in response to the Staff’s comment.

If you have questions with respect to the responses set forth above, please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2632 or me at (626) 302-3476.

Very truly yours,

/s/ Kathleen Brennan de Jesus
Kathleen Brennan de Jesus

cc: David Lopez

Cleary Gottlieb Steen & Hamilton LLP